September 22, 2020 Division of Corporation Finance Office of Energy & Transportation Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Responses to the Securities and Exchange Commission
Staff Comment dated September 22, 2020, regarding
Contact Gold Corp.
Amendment No. 2 to Offering Statement on Form 1-A
Filed August 31, 2020
(SEC File No. 024-11290)

Dear Sir/Madam:

This letter responds to the staff's comment set forth in the September 22, 2020, letter regarding the above-referenced Amendment No. 2 to Offering Statement on Form 1-A/A. For your convenience, the staff's comments are included below and we have numbered our responses accordingly.

As discussed by our legal counsel and Kevin Doughtery on September 22, 2020, we are filing Amendment No. 3 to Offering Statement on Form 1-A/A in response to the staff's comment as noted in our response set forth below and our prior responses to the staff's comments dated September 15, 2020. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission.

Our response is as follows:

Correspondence submitted September 17, 2020

General

Staff Comment No. 1.

We note your response to prior comment 1. Please revise the table on your cover page to clarify the number of Additional Unit Shares that may be issued under the over-allotment option. In that regard, we note disclosure that the over-allotment option is exercisable by the underwriters: (i) to acquire Additional Units at the offering price; and/or (ii) to acquire Additional Shares at a price of $0.195 per share, and/or (iii) to acquire Additional Warrants at a price of $0.01 per warrant, so long as the aggregate number of Additional Shares and Additional Warrants which may be issued under the over-allotment option does not exceed 11,250,000 Additional Shares and 5,625,000 Additional Warrants.

Contact Gold Corp.'s Response:

The Company proposes to revise the disclosure in the cover pages of the offering circular to add the following disclosure:

The Offering Statement of which this Offering Circular is a part qualifies Units, Unit Shares, Warrants, Warrant Shares, Additional Units, Additional Unit Shares, Additional Warrants, Additional Warrant Shares, Broker Warrants and Broker Warrant Shares under Regulation A of the Securities Act of 1933, as amended (the "Securities Act"), as follows:

September 22, 2020 Page 2

Description of Security	Assuming $7.5m raised in the Offering(1)	Assuming $10m raised in the Offering (1)	Assuming Maximum $15m Offering(1)
Units(2)	37,500,000	50,000,000	75,000,000
Additional Units/ Additional Shares/ Additional Warrants(3)	5,625,000/ 5,625,000/ 2,812,500	7,500,000/ 7,500,000/ 3,750,000	11,250,000/ 11,250,000/ 5,625,000
Warrant Shares(4)	18,750,000	25,000,000	37,500,000
Additional Warrant Shares(5)	2,812,500	3,750,000	5,625,000
Broker Warrants(6)	2,587,500	3,450,000	5,175,000
Broker Warrant Shares(6)	2,587,500	3,450,000	5,175,000

(1) The total Offering size will be determined prior to Closing and with the execution of the Underwriting Agreement.  The following assumes: $7.5m is raised in the Offering, 37,500,000 Units; $10m is raised in the Offering, 50,000,000 Units; $15m is raised in the Offering, 75,000,000 Units.

(2) Each Unit consists of one Unit Share and one-half of one Warrant, which are qualified under this Offering Circular.

(3) The Over-Allotment Option may be exercisable by the Underwriters: (i) to acquire Additional Units (each consisting of one Additional Unit Share and one-half of one Additional Warrant) at the Offering Price; and/or (ii) to acquire Additional Unit Shares at a price of $0.195 per Additional Unit Share, and/or (iii) to acquire Additional Warrants at a price of $0.01 per Additional Warrant, so long as the aggregate number of Additional Units does not exceed 15% of the number of Units issued in the Offering; the number of Additional Unit Shares does not exceed 15% of the number of Shares issued in the Offering; and/or the number of Additional Warrants does not exceed 15% of the number of Warrants issued in the Offering, as applicable.  The Additional Units, Additional Unit Shares and Additional Warrants, as applicable, are qualified under this Offering Circular.

(4) Each Warrant is exercisable to acquire one Warrant Share, which is qualified under this Offering Circular.

(5) Each Additional Warrant is exercisable to acquire one Additional Warrant Share, which is qualified under this Offering Circular.

(6) We will issue Broker Warrants equal to 6% (3% for President's List placements) of the Units and Additional Units sold in the Offering to the Underwriters.  Each Broker Warrant is exerciseable to acquire one Broker Warrant Share.  The  Broker Warrants and Broker Warrant Shares are qualified under this Offering Circular.  Assumes the exercise of the full Over-Allotment Option and no sales are made to persons on the President's List.

* * * * *

Contact Gold Corp. hereby acknowledges that:

  Contact Gold Corp. is responsible for the adequacy and accuracy of the disclosure in the filing.

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

  Contact Gold Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 22, 2020 Page 3

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (604) 426-1295, or Kenneth Sam of Dorsey & Whitney LLP at (303) 629-3445.

Sincerely,

Contact Gold Corp.

/s/ John Wenger_____

John Wenger

Chief Financial Officer

cc: Kenneth Sam, Dorsey & Whitney LLP